SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gilla Inc.
(Name of Issuer)

Common Stock, $0.0002 Par Value
(Title of Class of Securities)

375250107
(CUSIP Number)

J. Graham Simmonds c/o Gilla Inc. 15540 Biscayne Blvd. North Miami, FL 33160
(Name, address and telephone number of person authorized to receive notices and communications)

November 4, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 375250107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS J. Graham Simmonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER	75,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER	9,267,982
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	75,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	9,267,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,267,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 92,698,018 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2014, as communicated by the Issuer in writing to the reporting person.

CUSIP No. 375250107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Woodham Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER	3,430,321
SHARES BENEFICIALLY	8	SHARED VOTING POWER	9,267,982
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,430,321
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	9,267,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,430,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 92,698,018 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2014, as communicated by the Issuer in writing to the reporting person.

CUSIP No. 375250107	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS GraySim Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER	5,762,661
SHARES BENEFICIALLY	8	SHARED VOTING POWER	9,267,982
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	5,762,661
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	9,267,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,762,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 92,698,018 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2014, as communicated by the Issuer in writing to the reporting person.

CUSIP No. 375250107	SCHEDULE 13D	Page 5 of 8 Pages

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.0002 par value (the “Common Stock”), of Gilla Inc. (the “Issuer”), a corporation incorporated under the laws of the State of Nevada whose principal executive offices are located at 15540 Biscayne Blvd., North Miami, FL 33160.

Item 2.  Identity and Background.

This statement on Schedule 13D (the “Statement”) is being jointly filed by each of the following persons (being herein collectively referred to as the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock:  J. Graham Simmonds, a Canadian citizen who is the Chief Executive Officer and a Director of the Issuer (“Simmonds”); Woodham Group, Inc., a corporation existing under the laws of the province of Ontario, Canada (“Woodham”); and GraySim Family Trust, a trust formed and existing under the laws of the province of Ontario, Canada (“GraySim”).

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement.

 Simmonds owns 50% of the shares of Woodham and is a director of Woodham.  In addition, he and members of his immediate family are beneficiaries of GraySim.  Accordingly, he is directly and/or indirectly in a position to determine the investment and voting determinations over the shares of Common Stock of the Issuer held by Woodham and GraySim, and he is therefore deemed to be a beneficial owner of those shares of Common Stock of the Issuer.

The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Graham Simmonds	Public Company Executive
CEO, Gilla, Inc.
15540 Biscayne Blvd.
North Miami, FL 33160

Woodham Group Inc.	Holding company
43 Coldstream Avenue
Toronto, ON M5N 1X7

GraySim Family Trust	Family Trust
85 Coleridge Avenue
Toronto, ON M4C 4H7

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors or the trustee (as applicable) of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 375250107	SCHEDULE 13D	Page 6 of 8 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

 On November 20, 2012 Simmonds received 75,000 shares of the Issuer’s Common Stock from a shareholder of the Issuer in consideration of his contributions to the successful completion of the Issuer's acquisition of Snoke Distribution Canada Ltd. on November 21, 2012.  On November 20, 2012, Woodham, a corporation 50% owed by Simmonds, received a grant of 450,000 shares of the Issuer’s Common Stock, and on March 11, 2014, GraySim, a trust of which Simmonds and members of his immediate family are beneficiaries, received a grant of 900,000 shares of the Issuer’s Common Stock.

On September 3, 2013, GraySim purchased $100,000 of Unsecured Subordinated Convertible Debentures (the “Debentures”) from the Issuer.  The Debentures had a maturity date of January 31, 2016 and bore interest at a rate of 12% per annum, which was payable quarterly in arrears. The Debentures were convertible into the Issuer’s Common Stock at a fixed conversion rate of $0.10 per share at any time prior to the maturity date.  On October 28, 2013, the conversion price of the Debentures was reduced to $0.07 per share.  On December 23, 2013, the Issuer issued additional Debentures in the amount of $50,000 to GraySim in consideration for services rendered by Simmonds as an officer and director of the Issuer.  On November 4, 2014, GraySim converted the Debentures into a total of 2,142,857 shares of Common Stock at a conversion price of $0.07 per share and converted the interest due on the Debentures into 111,233 shares of Common Stock at a conversion price of $0.15 per share.

On December 23, 2013, Woodham purchased $200,000 in Debentures from the Issuer.  On November 4, 2014, Woodham converted the Debentures into 2,857,143 shares of Common Stock at a conversion price of $0.07 per share and converted the interest due on the Debentures into 123,178 shares of Common Stock at a conversion price of $0.15 per share.

 On each of September 25, 2013 and November 20, 2013, GraySim subscribed for, respectively, 1,000,000 and 428,571 shares of the Issuer’s Common Stock in private placements, in each case for a purchase price of $.035 per share.  On November 20, 2013, GraySim purchased 1,180,000 shares of the Issuer’s Common Stock from a former employee of the Issuer for $.013 per share.

As of January 15, 2015, Simmonds may be deemed to be the beneficial holder of 9,267,982 shares of the Issuer's Common Stock, including (i) 75,000 shares held directly by him; (ii) 3,430,321 shares held indirectly through Woodham; and (iii) 5,762,661 shares held by GraySim, a family trust of which he and members of his immediate family are beneficiaries.

Item 4.  Purpose of Transaction.

In certain instances, the Reporting Persons were granted certain of the shares of Common Stock of the Issuer as compensation for services rendered to the Issuer.  In other instances, the Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.

Except as otherwise described above, and in his capacity as Chief Executive Officer and as a Director of the Issuer, Simmonds does not have any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP No. 375250107	SCHEDULE 13D	Page 7 of 8 Pages

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 9,267,982 shares of Common Stock, which represents approximately 10.0% of the outstanding Common Stock on the date of the filing of this Statement. (All computations of the percentage of Common Stock set forth herein are based on a total of 92,698,018 shares of Common Stock outstanding as of December 31, 2014 as communicated in writing by the Issuer to the Reporting Persons.)  As of December 31, 2014, each Reporting Person beneficially owns the following number of shares of Common Stock as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding
Simmonds	9,267,982	10.0%
Woodham	3,430,321	3.7%
GraySim	5,762,661	6.2%

(b) Simmonds is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock of the Issuer beneficially owned by all of the Reporting Persons. Because of their relationship to Simmonds as identified in Item 2 above, each of Woodham and GraySim share voting and dispositive power with regard to the Common Stock owned by each of them and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock of the Issuer owned by Simmonds.  Each of Woodham and GraySim disclaim any beneficial ownership interest in the Common Stock of the Issuer owned by any of the other Reporting Persons.

(c) The following transactions were effective by the identified parties on November 4, 2014: (i) GraySim converted the Debentures (defined in Item 3, above) into a total of 2,142,857 shares of Common Stock at a conversion price of $0.07 per share and converted the interest due on the Debentures into 111,233 shares of Common Stock at a conversion price of $0.15 per share; and (ii) Woodham converted the Debentures into 2,857,143 shares of Common Stock at a conversion price of $0.07 per share and converted the interest due on the Debentures into 123,178 shares of Common Stock at a conversion price of $0.15 per share.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Simmonds is the Chief Executive Officer and is a Director of the Issuer.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, by and among Simmonds, GraySim and Woodham dated February 12, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. Graham Simmonds
J. Graham Simmonds

WOODHAM GROUP INC.

By:	/s/ J. Graham Simmonds
J. Graham Simmonds
Director

GRAYSIM FAMILY TRUST

By:	/s/ Michael Connell
Michael Connell, Trustee

Date:  March 3, 2015

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).